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                                                                FILE NO. _______

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       FORM U-1 APPLICATION - DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                              UTILICORP UNITED INC.

                              20 West Ninth Street
                              Kansas City, MO 64105

                (Name of the company filing this application and
                   address of its principal executive office)

                  ---------------------------------------------

                                  Jon R. Empson
                              Senior Vice-President
                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105



                     (Name and address of agent for service)


Please also submit copies of all correspondence to:



                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                               New York, NY 10005


                             Leslie J. Parrette, Jr.
                      Blackwell Sanders Peper Martin L.L.P.
                               Two Pershing Square
                          2300 Main Street - Suite 1100
                           Kansas City, Missouri 64108


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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

         Applicant UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), for an order exempting UtiliCorp Asia Pacific Pty. Ltd. ("UAPL"), a company organized under the laws of Australia and operating solely in Australia, under Section 3(b) of the 1935 Act.

         UAPL has an indirect equity ownership interest in Ikon Energy Pty. Ltd., an Australian corporation ("Ikon"), Multinet Partnership, an Australian partnership ("Multinet"), and United Energy Ltd., an Australian corporation ("United Energy"), each of which is exempt without qualification from the 1935 Act pursuant to Section 3(b). See Holding Company Act Release No. 26919 (September 28, 1998); Holding Company Act Release No. 26353 (August 7, 1995).

         UAPL has a 25% ownership interest in Ikon. Ikon is a gas retail company organized under the laws of Australia and operating solely in Australia. Its service area includes the western central and southeastern suburbs of Melbourne.

         UAPL has a 25% ownership interest in Multinet. Multinet is a gas distribution company organized under the laws of Australia and operating solely in Australia. Its gas distribution network includes the eastern metropolitan area of Melbourne, which is densely populated. Multinet serves approximately 587,000 industrial, commercial and residential customers.

         UAPL has an approximately 35% indirect ownership interest in United Energy, an electric distribution utility organized under the laws of Australia and operating solely in Australia. United Energy serves 546,000 customers in the state of Victoria.

         Although UAPL is currently exempt by operation of Rule 10 since each of its otherwise ultimate subsidiaries is exempt under Section 3(b), it is entitled to its own Section 3(b)


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exemption since it "derives no material part of its income directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States." By having its own Section 3(b) exemption the management and finance of its three utility businesses is made less cumbersome. Since UtiliCorp is fully subject to whatever regulation exists in each of the states in which it operates, and letters or orders with respect to such jurisdiction of the state regulatory bodies have been furnished to the Commission in connection with the acquisition of each of the three Australian utilities, there is no regulatory gap or protected interest which should concern the Commission.

         UAPL is wholly owned by UtiliCorp Asia, Inc. ("UAI"), a special purpose corporation organized under the laws of Delaware and deemed a resident of Australia under Australian law. UAI is owned by UtiliCorp Asia Pacific, Inc. ("UAP"), a Delaware corporation and a wholly-owned subsidiary of UtiliCorp.

         APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

         In support hereof, the Applicant states:

         (1) UtiliCorp is a publicly held corporation organized under Delaware law with its principal offices located at 20 West Ninth Street, Kansas City, Missouri 64105. UtiliCorp engages directly and indirectly in the sale and distribution of gas and electricity to retail and wholesale customers. Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" or a "subsidiary company" of a "holding company," as defined in the 1935 Act.

         (2) UAPL is an Australian corporation and will not engage in any business other than the acquisition of Australian public utility companies, the supervision of UtiliCorp's



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investments in Australia, and the participation in the management and operations of Australian public utility companies. UAPL derives no income from United
States operations, nor is it qualified to do business in any state of the United States, nor is it a public utility company operating in the United States.

         (3) All of UAPL's utility subsidiaries, Ikon, Multinet, and United Energy, are exempt without qualification from the 1935 Act pursuant to Section 3(b). UAPL has no plan to derive any income from United States operations, or any company qualified to do business in any state of the United States, or any public utility company operating in the United States.

         (4) Section 3(b) of the 1935 Act provides an exemption for any subsidiary company, as such, of a holding company from provisions of the 1935 Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States," provided that the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

         (5) Since the operations of UAPL and its subsidiary companies are and will be exclusively in Australia, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of UtiliCorp's electric sales and generation within the United States. UtiliCorp's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of UAPL, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. UtiliCorp's domestic utility operations are, and will continue to be, fully separated from UtiliCorp's foreign operations. Moreover, since UtiliCorp is a publicly traded company subject to the continuous



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disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. Hence, regulation of UAPL as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors.

         (6) UtiliCorp will maintain separate books of account for any of its subsidiaries that may control any of these companies and will commit to provide access to those books and records to each state commission with retail rate jurisdiction to the extent not already required under state law.

         (7) If UAPL is exempt without qualification under Section 3(b) of the 1935 Act, then UtiliCorp, UAI, and UAP would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

         (8) In addition, if UAPL is exempt under Section 3(b) of the 1935 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from
Section 9(a)(2) of the Act.

         (9) The Applicant hereby consents to file an annual report on Form U-33-S.

ITEM 2. FEES, COMMISSIONS, AND EXPENSES.

         An estimate of the fees and expenses to be paid or incurred by the Applicant in connection with the proposed transaction is set forth below:

         Counsel Fees ........................$15,000
         Total ...............................$15,000

ITEM 3. APPLICABLE STATUTORY PROVISIONS.



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         Section 3(b), 9(a)(2), 10(a)(1) and 33 and Rules 10 and 11(b)(1) of the
1935 Act are or may be applicable to the proposed transaction described herein. To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, the Applicant hereby requests appropriate orders thereunder.

ITEM 4. REGULATORY APPROVAL.

         No regulatory approval other than that of the Commission under Section 3(b) is required.

ITEM 5. PROCEDURE.

         It is requested that the Commission issue and publish no later than October 1, 1999 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than October 29, 1999 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than November 15, 1999 an appropriate order granting and permitting this Application-Declaration to become effective.

         The Applicant hereby waives a hearing with respect to this Application-Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.



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ITEM 6. EXHIBITS.

         The following exhibits are hereby filed as a part of this Application-Declaration:

         EXHIBIT 1           Form of Notice
         EXHIBIT 2           Opinion of counsel [TO BE FILED BY AMENDMENT]



ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

         It is requested that copies of all orders, notices and communications with respect to the above application be served as follows:

                             Jon R. Empson
                             Senior Vice-President
                             UtiliCorp United Inc.
                             20 West Ninth Street
                             Kansas City, MO  64105

                             M. Douglas Dunn, Esq.
                             Milbank, Tweed, Hadley & McCloy
                             One Chase Manhattan Plaza
                             New York, NY  10005

                             Leslie J. Parrette, Jr., Esq.
                             Blackwell Sanders Peper Martin L.L.P.
                             Two Pershing Square
                             2300 Main Street - Suite 1100
                             Kansas City, Missouri  64108


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         WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining that UAPL is entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act and (ii) UtiliCorp and its intermediate entities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

Dated:  September 20, 1999

                             Respectfully submitted,

                             UTILICORP UNITED INC.



                             By: /s/ JON R. EMPSON
                                ------------------------------------
                                    Jon R. Empson
                                    Senior Vice-President
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                               INDEX OF EXHIBITS
    EXHIBIT                      EXHIBIT                      TRANSMISSION
    NUMBER                                                       METHOD

      1                  Proposed Notice of Proceeding         Electronic